UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For September 2025

Commission File No. 001-41772

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

This Form 6-K is being filed to include the unaudited consolidated financial statements of ESGL Holdings Limited (the “Company”) for the six month period ended June 30, 2025 (including Management’s Discussion and Analysis of Financial Condition and Results of Operations for such period).

The following exhibits are attached:

EXHIBIT NO.	DESCRIPTION
99.1	Unaudited Consolidated Financial Statements as of June 30, 2025 including Management’s Discussion and Analysis of Financial Condition and Results of Operations for such period)
EX-101 INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
EX-101 SCH	Inline XBRL Taxonomy Extension Schema Document
EX-101 CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
EX-101 DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
EX-101 LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
EX-101 PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESGL Holdings Limited

	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer

Dated: October 01, 2025